

Mail Stop 4720

October 20, 2016

Via E-mail
James W. Cornelsen
President and Chief Executive Officer
Old Line Bancshares, Inc.
1525 Pointer Ridge Place
Bowie, MD 20716

> **Re: Old Line Bancshares, Inc.**
> **Registration Statement on Form S-4**
> **Filed October 6, 2016**
> **File No. 333-214012**

Dear Mr. Cornelsen:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact David Lin, Staff Attorney, at (202) 551-3552 with any questions.

Sincerely,

/s/ Era Anagnosti

Era Anagnosti
Legal Branch Chief
Office of Financial Services

cc: Mark Semanie
Penny Somer-Greif, Esq.